EXHIBIT 99.1

POET Technologies Provides Results of 2025 Annual General and Special Meeting

TORONTO, June 30, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets today reported the voting results of its Annual General and Special Meeting (the ”Meeting” or “AGSM”), which was held virtually on Friday, June 27, 2025.

The Company’s VP Finance and Administration, Kevin Barnes, delivered customary introductions and the call to order, and POET’s Chairman of the Compensation Committee, Glen Riley, conducted the formal business of the Meeting, which included the approval of all proposals outlined in the Company’s management information circular and voting material as previously distributed to shareholders.

Following the completion of the formal business portion of the Meeting, the Company presented a video highlighting the transformation of its operations—from product development through to manufacturing. This was followed by a presentation from Chief Executive Officer Dr. Suresh Venkatesan, who provided an overview of the Company’s 2024 activities and outlined near-term opportunities. A brief Q&A session concluded the presentations.

The video presentation can be accessed from the Company’s website at: https://poet-technologies.com/videos.

AGSM Voting Results Summary
A detailed Report on Voting Results of the AGSM follows. In summary, the shareholders of the Company approved the following proposals:

  Re-election of Suresh Venkatesan, Jean-Louis Malinge, Theresa Lan Ende, Glen Riley and Robert “Bob” Tirva as directors, with no director receiving less than 94% of the votes cast;
  Appointment of Davidson & Company LLP as the Company’s auditors by 96% of the votes cast;
  Approval of the Corporation’s Omnibus Equity Incentive Plan by 84% of the votes cast, which included an increase in the number of awards available to 17,007,771, representing 20% of the 85,022,787 common shares issued at the time of the meeting.

Detailed Report of AGSM Voting Results
In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of POET Technologies Inc. (the "Company") held virtually via the MEETNOW.GlOBAL platform on June 27, 2025 (the "Meeting"). Each of the matters is described in greater detail in the Company's management information circular dated May 1, 2025 (the "Circular")

1.      Election of Directors.

Each of the nominees set for in the Circular were elected as directors to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. The following table sets forth the vote of the shareholders at the Meeting with respect to the election of directors:

Nominee	For		Withheld
	Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
Glen Riley	6,475,012	94.43%	382,060	5.57%
Jean-Louis Malinge	6,573,485	95.86%	283,586	4.14%
Robert “Bob” Tirva	6,557,820	95.64%	299,251	4.36%
Suresh Venkatesan	6,645,609	96.92%	211,462	3.08%
Theresa Lan Ende	6,541,010	95.39%	316,061	4.61%

2.      Appointment of Davidson & Company LLP.

The Company's shareholders approved the appointment of Davidson & Company LLP as auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors of the Company. The following table sets forth the vote of the shareholders at the Meeting with respect to the appointment of Davidson & Company LLP:

For		Withheld
Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
20,178,708	95.67%	914,338	4.33%

3.      Amendment to Omnibus Plan

The Company's shareholders approved by an ordinary resolution an amendment to the Company’s omnibus equity incentive plan (the “Omnibus Plan”). The following table sets forth the vote of the shareholders at the Meeting with respect to the Omnibus Plan:

For		Against
Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
5,786,541	84.39%	1,070,529	15.61%

The Company had 85,022,787 issued and outstanding shares at the time of the meeting. The awards issuable under the Omnibus Plan has been amended to 17,007,771.

Restricted Stock Units (“RSUs”)
Following the AGSM, the POET Board of Directors met to elect officers and to determine RSU grants for directors. For their service on the Board of Directors until the next Annual General Meeting, the directors were granted a total of 72,340 RSUs which will vest on the first anniversary of the grant. Should a director resign prior to the first anniversary of the grant, the RSUs will be vested pro-rata based on the time served as a director from the date of grant to the date of resignation. The number of RSUs granted was based on the allocation of total compensation to equity, using a per share price of CAD$7.23, being the closing price of the Company’s shares on June 27, 2025. The cash portion of each director’s compensation is paid over four quarters. Both are paid in accordance with an established formula for director compensation. The RSUs were granted subject to provisions of the Company’s 2025 Omnibus Incentive Plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the three-months ended March 31, 2025, which may be found on SEDAR+ and EDGAR.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Shenzhen, China, Penang, Malaysia and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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